FILED BY COEUR D’ALENE MINES CORPORATION PURSUANT TO
RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14A-12 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WHEATON RIVER MINERALS LTD. (NO.1-31561)

Coeur d’Alene Mines Corporation 505 Front Avenue, P.O. Box I Coeur d’Alene, ID 83816-0316 Telephone 208.667.3511 Facsimile 208.667.2213

Press Release

FOR IMMEDIATE RELEASE

COEUR SIGNIFICANTLY INCREASES OFFER TO WHEATON RIVER SHAREHOLDERS

Increased Offer Represents 23% Premium over Current Wheaton River Share Price and 13% Premium over IAMGold Proposal

Coeur Urges ALL Wheaton River Shareholders to Vote AGAINST
IAMGold Proposal on Coeur’s GREEN Proxy Card by Wednesday June 30th

     Coeur d’Alene, Idaho, June 29, 2004 – Coeur d’Alene Mines Corporation (NYSE:CDE) today announced that it has increased its offer for Wheaton River Minerals Ltd. (TSX:WRM, AMEX:WHT). Under the offer, Wheaton River shareholders may elect to receive either:

•	C$5.47 per Wheaton River common share in cash (as compared to the C$5.00 per share previously offered), subject to the maximum cash consideration previously announced; or

•	0.796 shares of Coeur common stock or 0.796 exchangeable shares of a Canadian subsidiary of Coeur, for each Wheaton River common share tendered (as compared to the 0.731 shares previously offered).

     Aside from the increase in consideration, the previously announced terms and conditions of Coeur’s offer remain unchanged. The terms of the offer will be set forth in definitive tender offer documents.

     Coeur offers Wheaton River shareholders superior value:

•	Coeur’s offer represents a premium of 38% over Wheaton River’s closing stock price, based upon closing stock prices on May 27, 2004, the date of Coeur’s initial proposal.

•	Coeur’s offer provides Wheaton River shareholders with C$4.63 per Wheaton River share[1], representing a premium of 23% over Wheaton River’s closing stock price of C$3.76 per share, based upon closing stock prices on June 28, 2004.

•	Coeur’s offer represents a premium of 35% and 13% over the IAMGold proposal based on closing stock prices as of May 27, 2004 and June 28, 2004, respectively.

     Dennis E. Wheeler, Chairman and Chief Executive Officer of Coeur, said, “We have always believed that Coeur’s offer is extremely compelling for all Wheaton River shareholders from both a strategic and financial perspective. Our offer includes a significant cash component, and today we are further enhancing the total value of our offer. We believe the choice for Wheaton River shareholders is now even clearer – Coeur’s offer is without question the superior alternative to the IAMGold proposal.”

[1]	Assuming 568, 220, 638 Wheaton River common shares are outstanding and that holders of all of those shares elect to receive cash, proration would result in per share consideration of C$1.00 in cash and 0.650 Coeur shares, or C$4.63 per Wheaton River share based upon closing stock prices on June 28, 2004 and a currency exchange rate of C$1.3476 per US$.

     Mr. Wheeler continued, “We have been meeting with and listening to Wheaton River’s shareholders and we remain fully committed to making the Coeur-Wheaton River combination a reality. We intend to take our revised offer directly to Wheaton River shareholders following defeat of the IAMGold proposal at the July 6th Special Meeting of Wheaton River shareholders.”

     Coeur’s increased offer provides Wheaton River shareholders with significantly greater value than the proposed IAMGold plan of arrangement, including a substantial cash component. Coeur also offers Wheaton River shareholders better growth prospects, significantly greater trading liquidity, higher operating synergies and significant management operational expertise.

     “Now is the time for the Wheaton River shareholders to act,” added Mr. Wheeler. “Coeur’s clearly superior offer will be available only if shareholders defeat the IAMGold proposal by voting AGAINST at the July 6th Special Meeting. We strongly recommend that Wheaton River shareholders vote AGAINST the proposed IAMGold transaction on Coeur’s GREEN proxy card by Wednesday, June 30th.”

Wheaton River Shareholder Voting Instructions

     Coeur urges all Wheaton River shareholders to vote AGAINST the proposed IAMGold plan of arrangement on Coeur’s GREEN proxy card at Wheaton River’s reconvened Special Meeting of Shareholders scheduled for July 6, 2004.

     The early cutoff for voting proxies is 11:00 am (Toronto time) on July 2, 2004. Due to the Canadian holiday on July 1, 2004, Coeur urges beneficial shareholders in Canada to fax or deliver Coeur’s GREEN proxy card voting AGAINST via overnight express to their intermediary by NOON on June 30, 2004. Coeur urges beneficial shareholders in the United States to vote by telephone / internet or deliver Coeur’s GREEN proxy card voting AGAINST via overnight express to their intermediary by NOON on July 1, 2004. If shareholders have any questions about how to vote, revoke or change their vote, please call MacKenzie Partners, Inc. at 1-800-322-2885 (toll-free) or 212-929-5500 (call collect).

     CIBC World Markets Inc. and JP Morgan are acting as co-financial advisors to Coeur.

     Coeur d’Alene Mines Corporation is the world’s largest primary silver producer, as well as a significant, low-cost producer of gold. The Company has mining interests in Nevada, Idaho, Alaska, Argentina, Chile and Bolivia.

Cautionary Statement

This document contains numerous forward-looking statements relating to the Company’s silver and gold mining business. Such forward-looking statements include the statements above as to the impact of the proposed acquisition on both the combined entity and the Company’s stockholders. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company’s control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, the Company’s ability to successfully integrate the operations of Wheaton River, assumptions with respect to future revenues, expected mining program performance and cash flows and the outcome of contingencies. Operating, exploration and financial data, and other statements in this document are based on information the company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company’s future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company’s filings from time to time with the SEC, including, without limitation, the Company’s reports on Form 10-K and Form 10-Q. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or Coeur. This communication is not a solicitation of a proxy from any security holder of Coeur d’Alene Mines Corporation or Wheaton River Minerals Ltd. YOU ARE URGED TO READ ALL TENDER OFFER MATERIALS AND ANY RELATED PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS WHEN FILED WITH THE SEC AND THE SECURITIES COMMISSIONS OR EQUIVALENT REGULATORY AUTHORITIES IN CANADA BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain such materials, and any amendments and supplements thereto, (as they become available) without charge at the SEC’s website, www.sec.gov. In addition, you may obtain tender offer materials and any related proxy statement/prospectus (as they become available) and the other documents filed by Coeur with the SEC by requesting them in writing from, 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814, Attn: Investor Relations, tel: (208) 667-3511.

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Contacts:	James A. Sabala
Chief Financial Officer
208-769-8152

Mitchell J. Krebs
Vice President of Corporate Development
773-255-9808

Joele Frank / Judith Wilkinson
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

Dan Burch / Steve Balet
MacKenzie Partners, Inc.
212-929-5500